Exhibit 99.1

GreenTree Hospitality Group Ltd. Announces Cash Dividend

SHANGHAI, August 15, 2024 /PRNewswire/ -- GreenTree Hospitality Group Ltd. (NYSE: GHG) ("GreenTree", the "Company", "we", "us" and "our"), a leading hospitality and restaurant management group in China, today announced that its board of directors approved the payment of a cash dividend of US$0.10 per ordinary share, or US$0.10 per American Depositary Share ("ADS").

The holders of the Company's ordinary shares shown on the Company's record at the close of trading on September 30, 2024 (U.S. Eastern Time) (the "Record Date") will be entitled to these dividends. These shareholders, including Deutsche Bank Trust Company Americas, the depositary bank for the Company's ADS program (the "ADS Depositary"), are expected to receive the payments of dividends on or about October 16, 2024. Dividends to the Company's ADS holders are expected to be paid through the ADS Depositary on or about October 23, 2024, and will be subject to the terms of the deposit agreement by and among the Company and the ADS Depositary, and the holders and beneficial owners of ADSs issued thereunder, including the fees and expenses payable thereunder.

The total amount of cash to be distributed for the dividends is expected to be approximately US$10 million.

In addition, the Company will continue its planned share buyback program. The Company is committed to sustainable profitable growth and to deliver value to its shareholders.

About GreenTree Hospitality Group Ltd.

GreenTree Hospitality Group Ltd. ("GreenTree" or the "Company") (NYSE: GHG) is a leading hospitality and restaurant management group in China. As of June 30, 2024, GreenTree had a total number of 4,272 hotels and 183 restaurants. In 2023, HOTELS magazine ranked GreenTree 11th among the 225 largest global hotel groups in terms of number of hotels in its annual HOTELS' 225. GreenTree was the fourth largest hospitality company in China in 2023 according to the China Hospitality Association. In 2023, GreenTree completed its acquisition of Da Niang Dumplings and Bellagio, two leading restaurant chain businesses in China.

GreenTree has a broad portfolio of diverse brands spanning from the economy to mid-scale, up-scale and luxury segments of the hospitality industry mainly in China. Through its strong membership base, expansive booking network, superior system management with moderate charges, and fully supported by its operating departments including Decoration, Engineering, Purchasing, Operation, IT and Finance, GreenTree aims to keep closer relationships with all of its clients and partners by providing a diverse brand portfolio that features comfort, style and value.

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For more information on GreenTree, please visit http://ir.998.com

Safe Harbor Statements

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," "confident," "future," or other similar expressions. GreenTree may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about or based on GreenTree's current beliefs, expectations, assumptions, estimates and projections about us and our industry, are forward-looking statements that involve known and unknown factors, risks and uncertainties that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Such factors and risks include, but not limited to the following: GreenTree's goals and growth strategies; its future business development, financial condition and results of operations; trends in the hospitality industry in China and globally; competition in our industry; fluctuations in general economic and business conditions in China and other regions where we operate; the regulatory environment in which we and our franchisees operate; and assumptions underlying or related to any of the foregoing. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided, including the forward-looking statements made, in this press release are current as of the date of the press release. Except as required by law, GreenTree undertakes no obligation to update any such information or forward-looking statements to reflect events or circumstances after the date on which the information is provided or statements are made, or to reflect the occurrence of unanticipated events.

For more information, please contact:

GreenTree

Ms. Selina Yang

Phone: +86-158-2166-6251

E-mail: ir@998.com

Mr. Maple Miao

Phone: +86-181-0184-0639

E-mail: ir@998.com

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Christensen

In Shanghai

Mr. Jerry Xu

Phone: +86-138-1680-0706

E-mail: jerry.xu@christensencomms.com

In Hong Kong

Ms. Karen Hui

Phone: +852-9266-4140

E-mail: karen.hui@christensencomms.com

In the US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: linda.bergkamp@christensencomms.com

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